Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O. Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: 819-363-5100 Fax: 819-363-5155

Cascades Announces Third Quarter 2017 Results;
Approaches target debt leverage ratio

Kingsey Falls, Québec, November 9, 2017 - Cascades Inc. (TSX: CAS) reports its unaudited financial results for the three-month period ended September 30, 2017.

Q3 2017 Highlights

•	Sales of $1,103 million
(compared to $1,130 million in Q2 2017 (-2%) and $1,021 million in Q3 2016 (+8%))

•	As reported[4] (including specific items)

◦	Operating income of $51 million
(compared to $48 million in Q2 2017 (+6%) and $50 million in Q3 2016 (+2%))

◦	Operating income before depreciation and amortization (OIBD)[1] of $104 million
(compared to $104 million in Q2 2017 and $98 million in Q3 2016 (+6%))

◦	Net earnings per common share of $0.35
(compared to net earnings of $2.70 in Q2 2017 and net earnings of $0.21 in Q3 2016)

•	Adjusted (excluding specific items)[1]

◦	Operating income of $53 million
(compared to $51 million in Q2 2017 (+4%) and $55 million in Q3 2016 (-4%))

◦	OIBD of $106 million
(compared to $107 million in Q2 2017 (-1%) and $103 million in Q3 2016 (+3%))

◦	Net earnings per common share of $0.20
(compared to net earnings of $0.25 in Q2 2017 and net earnings of $0.32 in Q3 2016)

•	Announced construction of a new US$80 million state of the art corrugated packaging plant in Piscataway, New Jersey.

•	Announced the closure of our Maspeth, New York, packaging plant. Property put up for sale for US$72 million.

•
Net debt[2] of $1,469 million as at September 30, 2017 (compared to $1,780 million as at June 30, 2017) and net debt to adjusted OIBD ratio[2] at 3.6x on a pro-forma basis[3] (compared to 4.2x as at June 30, 2017 on a pro-forma basis3).

1 OIBD = Operating income before depreciation and amortization.
2 For further details, please refer to the “Supplemental Information on non-IFRS Measures” section.
3 Pro-forma basis to include Greenpac on a LTM basis.
4 The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share (please refer to Note 4 of the 2017 third quarter unaudited condensed interim consolidated financial statements for more details).

Mr. Mario Plourde, President and Chief Executive Officer, commented: “We delivered improvements in consolidated reported operating income year-over-year during the third quarter in what was a challenging environment, due to disruptions by the hurricanes and increasingly difficult market conditions in the tissue sector. Strategically, we are confident that the plan we are implementing step by step, and which is focused on improved profitability through increasing integration, modernizing our manufacturing facilities and improving logistics by optimizing our geographic footprint, will provide our business segments with the platform to more successfully execute in times of increased business headwinds.
Looking at the performance of our business sectors, our Containerboard segment increased both sales and operating income year-over-year during the third quarter. This reflects the consolidation of Greenpac results beginning in the second quarter, higher selling prices following the final deployment of announced price increases, and a more favourable sales mix. These benefits were partially offset by higher raw material prices year-over-year, and the foreign exchange impact related to the appreciation of the Canadian dollar. Results similarly reflect slightly lower volumes that are attributable to North American transport grid disturbances following inclement weather combined with short-term inefficiencies following the final deployment of our new centralized transportation processes.

The lower results generated by our Tissue segment during the quarter reflect several factors. Key among these were higher raw material prices, a less favourable sales mix, lower volumes due to additional capacity coming to the market, higher transportation costs, weather-related network disruptions, and a lower than anticipated contribution from the Oregon converting plant due to slower market penetration.
The European Boxboard segment performed well during the quarter, with year-over-year results reflecting the stronger economic environment, improvements in volumes and average selling prices coupled with lower maintenance and energy costs, the benefits of which more than offset the negative impact of higher raw material prices. Finally, third quarter results from our Specialty Products segment declined slightly year-over-year. This reflects a lower contribution from recovery and recycling activities related to the appreciation of the Canadian dollar, higher raw material costs most notably resin, and slightly lower volumes, the effects of which were only partially offset by higher selling prices in industrial and consumer products.
At the corporate level, we are pleased with the progress of our internal transformation initiatives and ERP system implementation, which we expect will be finalized by the end of the year, as planned, after which we will turn our focus toward optimization. We are similarly pleased with the advancements made in our strategic plan, which include the solidifying of our Containerboard platform in the Northeastern US via the closure of our New York packaging plant and planned sale of the related property, and construction of a new state of the art containerboard converting facility in New Jersey. Finally, we have continued to make progress on our commitment to decrease our leverage ratio to within a range of 3.0x - 3.5x, which, when including results from Greenpac over the last 12 months, now stands at 3.6x on a pro-forma basis.”

Financial Summary
Selected consolidated information

(in millions of Canadian dollars, except amounts per common share) (unaudited)	Q3 2017	Q2 2017	Q3 2016

Sales	1,103	1,130	1,021
As Reported
Operating income before depreciation and amortization (OIBD)[1]	104	104	98
Operating income	51	48	50
Net earnings	33	256	20
per common share	$0.35	$2.70	$0.21
Adjusted[1]
Operating income before depreciation and amortization (OIBD)	106	107	103
Operating income	53	51	55
Net earnings	19	24	30
per common share	$0.20	$0.25	$0.32
Margin (OIBD)	9.6%	9.5%	10.1%
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Segmented Operating Income as reported

(in millions of Canadian dollars)	Q3 2017	Q2 2017	Q3 2016

Packaging Products
Containerboard	50	30	44
Boxboard Europe	5	13	1
Specialty Products	10	14	12

Tissue Papers	9	17	26

Corporate Activities	(23)	(26)	(33)
Operating income as reported	51	48	50

Segmented adjusted OIBD1

(in millions of Canadian dollars) (unaudited)	Q3 2017	Q2 2017	Q3 2016

Packaging Products
Containerboard	72	56	58
Boxboard Europe	14	21	9
Specialty Products	15	20	18

Tissue Papers	24	35	47

Corporate Activities	(19)	(25)	(29)
Adjusted OIBD	106	107	103
1 - Refer to the “Supplemental Information on Non-IFRS Measures” section.

Analysis of results for the three-month period ended September 30, 2017 (compared to the same period last year)

Sales of $1,103 million increased by $82 million or 8% compared to the same period last year, reflecting the consolidation of results from the Greenpac Mill beginning in the second quarter, improved pricing and sales mix in all four of the Corporation’s business segments, and additional sales from recovery and recycling activities due to higher recycled fibre pricing. These benefits were partially offset by lower volumes in our North American operations, and the stronger Canadian dollar which resulted in a less favourable CAD/USD exchange rate.

Third quarter operating income stood at $51 million, a slight improvement from $50 million last year. This performance reflects the inclusion of Greenpac in the current quarter, price increases mainly in Containerboard, and lower Corporate activities costs related to lower stock-based compensation expense. These were offset by higher raw material costs, and higher production costs in Containerboard and Tissue, due to freight and logistics, and increased use of outside contracting. Specific items recorded in the current period (please refer to the ‘‘Supplemental Information on Non-IFRS Measures’’ section for more details) decreased operating income by $2 million. On an adjusted basis, third quarter operating income stood at $53 million, down slightly from $55 million in the prior year period.

The main specific items, before income taxes, that impacted our third quarter 2017 operating income and/or net earnings were:

•	a $2 million impairment charge related to the revaluation of unused assets (operating income, net earnings)

•	a $2 million restructuring cost related to severance expense following the announced planned closure of the New York Containerboard converting plant (operating income, net earnings)

•	a $2 million unrealized gain on derivative financial instruments (operating income, net earnings)

•	an $18 million gain on fair-value revaluation of our investment in Boralex prior to its sale (net earnings)

•	an $8 million foreign exchange gain on long-term debt and financial instruments (net earnings)

For the third quarter of 2017, the Corporation posted net earnings of $33 million, or $0.35 per common share, compared to net earnings of $20 million, or $0.21 per common share in the same period of 2016. On an adjusted basis, the Corporation generated net earnings of $19 million during the third quarter of 2017, or $0.20 per common share, compared to net earnings of $30 million or $0.32 per common share in the same period of 2016. Please see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of the amounts detailed above.

Near-Term Outlook

Discussing the outlook for Cascades, Mr. Plourde commented: “We are confident that the execution of our strategic plan will reinforce our business platform and our positioning within our two primary markets of packaging and tissue going forward. The North American landscape remains competitive in both segments, and demands that producers like Cascades enhance efficiency, productivity, innovation and pro-active execution to meet changing customer needs and challenging market conditions. This will be particularly true for our tissue segment in the near term as new capacity comes on-line. To this end, we believe that our focus on increasing our level of integration, upgrading our platform through targeted investments in state-of-the-art equipment and improving logistics by optimizing our geographic footprint will reinforce our platform and put us in a strong position for the future.

Within the context of the seasonally slower fourth quarter, we expect near-term performance of our Containerboard division to benefit from the strong North American industry demand trends, the addition of Greenpac results, and impact of the liner and medium price increases as of the end of the third quarter. The most significant potential headwind for this segment remains raw material pricing, most notably OCC. While we anticipate pricing fluctuations to continue, we expect results in the fourth quarter to benefit from a lower average OCC price following the cumulative $65/st decrease in the index price over September to November. Our European Boxboard activities are expected to continue to benefit from positive trends in demand through the end of 2017, in addition to a more favourable geographic sales mix and the continued gradual roll-out of announced price increases. Our Specialty Products segment performance will reflect the variances in its recovery and recycling activities that mirror changes in market pricing, and continued positive momentum in its other packaging activities. Finally, near-term results from our Tissue activities are expected to remain under pressure as a result of a combination of higher raw material pricing, most notably virgin pulp, ongoing weakness in the hand towel jumbo roll market, and the seasonally weaker fall and winter season. The slower than anticipated ramp-up in sales levels at our new tissue converting operation in Oregon, due in part to the timing of customer bid processes, is also expected to dampen results in tissue over the upcoming quarters.”

Dividend on common shares and normal course issuer bid

The Board of Directors of Cascades declared a quarterly dividend of $0.04 per common share to be paid on December 1, 2017, to shareholders of record at the close of business on November 22, 2017. This dividend is an “eligible dividend” as per the Income Tax Act (R.C.S. (1985), Canada). Cascades did not purchase any common shares for cancellation during the third quarter of 2017.

2017 Third Quarter Results Conference Call Details

Management will discuss the 2017 third quarter financial results during a conference call at 10:00 a.m. ET. The call can be accessed by dialing 1-888-231-8191 (international: 1-647-427-7450). The conference call, including the investor presentation, will be broadcast live on the Cascades website (www.cascades.com under the “Investors” section). A replay of the call will be available on the Cascades website and may also be accessed by phone until December 9, 2017 by dialing 1-855-859-2056, access code 95573278.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Corporation employs 11,000 employees, who work in close to 90 units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to serve its clients with innovative products. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS. Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Corporation’s Securities and Exchange Commission filings.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	192	62
Accounts receivable	588	524
Current income tax assets	14	12
Inventories	568	477
Current portion of financial assets	9	3
Assets held for sale	13	—
	1,384	1,078
Long-term assets
Investments in associates and joint ventures	77	335
Property, plant and equipment	2,017	1,618
Intangible assets with finite useful life	208	171
Financial assets	25	10
Other assets	73	72
Deferred income tax assets	142	179
Goodwill and other intangible assets with indefinite useful life	521	350
	4,447	3,813
Liabilities and Equity
Current liabilities
Bank loans and advances	33	28
Trade and other payables	636	661
Current income tax liabilities	6	1
Current portion of long-term debt	53	36
Current portion of provisions for contingencies and charges	7	9
Current portion of financial liabilities and other liabilities	93	27
	828	762
Long-term liabilities
Long-term debt	1,575	1,530
Provisions for contingencies and charges	37	34
Financial liabilities	26	16
Other liabilities	175	178
Deferred income tax liabilities	233	219
	2,874	2,739
Equity attributable to Shareholders
Capital stock	489	487
Contributed surplus	16	16
Retained earnings	952	512
Accumulated other comprehensive loss	(36)	(31)
	1,421	984
Non-controlling interests	152	90
Total equity	1,573	1,074
	4,447	3,813

CONSOLIDATED STATEMENTS OF EARNINGS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars, except per common share amounts and number of common shares) (unaudited)	2017	2016	2017	2016
Sales	1,103	1,021	3,239	3,022
Cost of sales and expenses
Cost of sales (including depreciation and amortization of $53 million for 3-month period (2016 — $48 million) and $156 million for 9-month period (2016 — $142 million))	940	859	2,775	2,539
Selling and administrative expenses	106	105	330	296
Gain on acquisitions, disposals and others	—	—	(8)	(4)
Impairment charges and restructuring costs	4	5	18	14
Foreign exchange loss	3	—	2	—
Loss (gain) on derivative financial instruments	(1)	2	(8)	(11)
	1,052	971	3,109	2,834
Operating income	51	50	130	188
Financing expense	25	23	70	67
Interest expense on employee future benefits	1	1	3	4
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	7	(27)	(35)
Fair value revaluation gain on investments	(18)	—	(315)	—
Share of results of associates and joint ventures	(3)	(10)	(36)	(25)
Earnings before income taxes	54	29	435	177
Provision for (recovery of) income taxes	19	9	(24)	43
Net earnings including non-controlling interests for the period	35	20	459	134
Net earnings attributable to non-controlling interests	2	—	9	3
Net earnings attributable to Shareholders for the period	33	20	450	131
Net earnings per common share
Basic	$0.35	$0.21	$4.75	$1.38
Diluted	$0.34	$0.21	$4.61	$1.35
Weighted average basic number of common shares outstanding	94,718,891	94,415,335	94,658,949	94,783,533
Weighted average number of diluted common shares	97,773,147	96,604,351	97,609,266	96,891,428

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Net earnings including non-controlling interests for the period	35	20	459	134
Other comprehensive income (loss)
Items that may be reclassified subsequently to earnings
Translation adjustments
Change in foreign currency translation of foreign subsidiaries	(34)	16	(56)	(37)
Change in foreign currency translation related to net investment hedging activities	30	(11)	45	34
Cash flow hedges
Change in fair value of foreign exchange forward contracts	1	—	1	—
Change in fair value of commodity derivative financial instruments	1	—	(1)	6
Available-for-sale financial assets	(19)	(1)	—	(3)
Share of other comprehensive income of associates	—	—	21	(9)
Provision for (recovery of) income taxes	(2)	2	(15)	(3)
	(23)	6	(5)	(12)
Items that are reclassified to retained earnings
Actuarial gain (loss) on post-employment benefit obligations	8	3	3	(31)
Provision for (recovery of) income taxes	(2)	(1)	(1)	8
	6	2	2	(23)
Other comprehensive income (loss)	(17)	8	(3)	(35)
Comprehensive income including non-controlling interests for the period	18	28	456	99
Comprehensive income attributable to non-controlling interests for the period	—	2	9	—
Comprehensive income attributable to Shareholders for the period	18	26	447	99

CONSOLIDATED STATEMENTS OF EQUITY

	For the 9-month period ended September 30, 2017
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	487	16	512	(31)	984	90	1,074
Comprehensive income (loss)
Net earnings	—	—	450	—	450	9	459
Other comprehensive income (loss)	—	—	2	(5)	(3)	—	(3)
	—	—	452	(5)	447	9	456
Business combination	—	—	—	—	—	57	57
Dividends	—	—	(11)	—	(11)	—	(11)
Exercise of stock options	1	—	—	—	1	—	1
Issuance of common shares	1	—	—	—	1	—	1
Partial disposal of a subsidiary to non-controlling interests	—	—	(1)	—	(1)	1	—
Dividends paid to non-controlling interests	—	—	—	—	—	(5)	(5)
Balance - End of period	489	16	952	(36)	1,421	152	1,573

	For the 9-month period ended September 30, 2016
(in millions of Canadian dollars) (unaudited)	CAPITAL STOCK	CONTRIBUTED SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL EQUITY ATTRIBUTABLE TO SHAREHOLDERS	NON-CONTROLLING INTERESTS	TOTAL EQUITY
Balance - Beginning of period	490	17	387	(27)	867	96	963
Comprehensive income (loss)
Net earnings	—	—	131	—	131	3	134
Other comprehensive loss	—	—	(23)	(9)	(32)	(3)	(35)
	—	—	108	(9)	99	—	99
Dividends	—	—	(12)	—	(12)	—	(12)
Exercise of stock options	—	1	—	—	1	—	1
Redemption of common shares	(4)	(2)	(2)	—	(8)	—	(8)
Dividends paid to non-controlling interests and acquisition of non-controlling interests	—	—	—	—	—	(2)	(2)
Balance - End of period	486	16	481	(36)	947	94	1,041

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Operating activities
Net earnings attributable to Shareholders for the period	33	20	450	131
Adjustments for:
Financing expense and interest expense on employee future benefits	26	24	73	71
Depreciation and amortization	53	48	156	142
Gain on acquisitions, disposals and others	—	—	(8)	(5)
Impairment charges and restructuring costs	2	5	13	6
Unrealized gain on derivative financial instruments	(2)	—	(10)	(19)
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	7	(27)	(35)
Provision for (recovery of) income taxes	19	9	(24)	43
Fair value revaluation gain on investments	(18)	—	(315)	—
Share of results of associates and joint ventures	(3)	(10)	(36)	(25)
Net earnings attributable to non-controlling interests	2	—	9	3
Net financing expense paid	(40)	(38)	(88)	(85)
Net income taxes received (paid)	—	2	(6)	10
Dividend received	3	3	8	12
Employee future benefits and others	(6)	(2)	(12)	(18)
	61	68	183	231
Changes in non-cash working capital components	(43)	22	(105)	(37)
	18	90	78	194
Investing activities
Investments in associates and joint ventures	—	—	(16)	(2)
Payments for property, plant and equipment	(38)	(23)	(136)	(125)
Proceeds from disposals of property, plant and equipment	—	1	14	3
Change in intangible and other assets	283	6	272	16
Cash acquired in (paid for) a business combination	—	—	34	(15)
	245	(16)	168	(123)
Financing activities
Bank loans and advances	7	(2)	5	(4)
Change in revolving credit facilities	(133)	(51)	(80)	(47)
Increase (decrease) in other long-term debt	5	(4)	11	11
Payments of other long-term debt	(10)	(5)	(29)	(31)
Settlement of derivative financial instruments	(2)	—	(9)	—
Issuance of common shares	—	—	1	—
Redemption of common shares	—	—	—	(8)
Dividends paid to non-controlling interests and acquisition of non-controlling interests	(2)	—	(5)	(1)
Dividends paid to the Corporation’s Shareholders	(3)	(4)	(11)	(12)
	(138)	(66)	(117)	(92)
Change in cash and cash equivalents during the period	125	8	129	(21)
Currency translation on cash and cash equivalents	—	—	1	(2)
Cash and cash equivalents - Beginning of period	67	29	62	60
Cash and cash equivalents - End of period	192	37	192	37

SEGMENTED INFORMATION

The Corporation analyzes the performance of its operating segments based on their operating income before depreciation and amortization, which is not a measure of performance under International Financial Reporting Standards (“IFRS”); however, the chief operating decision-maker (“CODM”) uses this performance measure to assess the operating performance of each reportable segment. Earnings for each segment are prepared on the same basis as those of the Corporation. Intersegment operations are recorded on the same basis as sales to third parties, which are at fair market value. The accounting policies of the reportable segments are the same as the Corporation’s accounting policies described in its most recent audited consolidated financial statements for the year ended December 31, 2016.

The Corporation’s operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The Chief Executive Officer has authority for resource allocation and management of the Corporation’s performance, and is therefore the CODM.

The Corporation’s operations are managed in four segments: Containerboard, Boxboard Europe, Specialty Products (which constitutes the Corporation’s Packaging Products) and Tissue Papers.

	SALES
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	438	356	1,212	1,034
Boxboard Europe	202	189	626	605
Specialty Products	181	158	542	464
Intersegment sales	(32)	(16)	(81)	(45)
	789	687	2,299	2,058
Tissue Papers	323	342	967	986
Intersegment sales and Corporate activities	(9)	(8)	(27)	(22)
	1,103	1,021	3,239	3,022

	OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION (OIBD)
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	69	57	165	172
Boxboard Europe	14	9	48	40
Specialty Products	15	18	53	52
	98	84	266	264
Tissue Papers	22	42	78	109
Corporate	(16)	(28)	(58)	(43)
Operating income before depreciation and amortization	104	98	286	330
Depreciation and amortization	(53)	(48)	(156)	(142)
Financing expense and interest expense on employee future benefits	(26)	(24)	(73)	(71)
Foreign exchange gain (loss) on long-term debt and financial instruments	8	(7)	27	35
Fair value revaluation gain on investments	18	—	315	—
Share of results of associates and joint ventures	3	10	36	25
Earnings before income taxes	54	29	435	177

	PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT
	For the 3-month periods ended September 30,		For the 9-month periods ended September 30,
(in millions of Canadian dollars) (unaudited)	2017	2016	2017	2016
Packaging Products
Containerboard	13	1	28	26
Boxboard Europe	8	7	20	20
Specialty Products	8	7	17	19
	29	15	65	65
Tissue Papers	9	14	53	47
Corporate	3	4	11	21
Total acquisitions	41	33	129	133
Proceeds from disposals of property, plant and equipment	—	(1)	(14)	(3)
Capital-lease acquisitions	—	(6)	(7)	(17)
	41	26	108	113
Acquisitions of property, plant and equipment included in “Trade and other payables”
Beginning of period	8	6	25	19
End of period	(11)	(10)	(11)	(10)
Payments for property, plant and equipment net of proceeds from disposals	38	22	122	122

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affected its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure the performance, compare the Corporation’s results between periods and to assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations and some of them may arise in the future and may reduce the cash available to us.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing of long-term debt, some deferred tax assets provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation’s performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”) which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•
Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation ability to incur and service debt and as an evaluation metric.

•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.

•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.

•	Adjusted net earnings: Used to assess the Corporation’s consolidated financial performance on a comparable basis.

•
Adjusted free cash flow: Used to assess the Corporation’s capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.

•	Net debt to adjusted OIBD ratio: Used to measure the Corporation’s credit performance and evaluate the financial leverage.

•
Net debt to adjusted OIBD ratio on a pro forma basis: Used to measure the Corporation’s credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	Q3 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	50	5	10	9	(23)	51
Depreciation and amortization	19	9	5	13	7	53
Operating income (loss) before depreciation and amortization	69	14	15	22	(16)	104
Specific items:
Impairment charges	—	—	—	2	—	2
Restructuring costs	2	—	—	—	—	2
Unrealized loss (gain) on derivative financial instruments	1	—	—	—	(3)	(2)
	3	—	—	2	(3)	2
Adjusted operating income (loss) before depreciation and amortization	72	14	15	24	(19)	106
Adjusted operating income (loss)	53	5	10	11	(26)	53

	Q2 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	30	13	14	17	(26)	48
Depreciation and amortization	21	8	6	16	5	56
Operating income (loss) before depreciation and amortization	51	21	20	33	(21)	104
Specific items :
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business acquisition	2	—	—	—	—	2
Impairment charges	11	—	—	—	—	11
Restructuring costs	—	—	—	2	—	2
Unrealized gain on derivative financial instruments	(1)	—	—	—	(3)	(4)
	5	—	—	2	(4)	3
Adjusted operating income (loss) before depreciation and amortization	56	21	20	35	(25)	107
Adjusted operating income (loss)	35	13	14	19	(30)	51

	Q3 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income (loss)	44	1	12	26	(33)	50
Depreciation and amortization	13	8	6	16	5	48
Operating income (loss) before depreciation and amortization	57	9	18	42	(28)	98
Specific items :
Impairment charges	—	—	—	2	—	2
Restructuring costs	—	—	—	3	—	3
Unrealized loss (gain) on derivative financial instruments	1	—	—	—	(1)	—
	1	—	—	5	(1)	5
Adjusted operating income (loss) before depreciation and amortization	58	9	18	47	(29)	103
Adjusted operating income (loss)	45	1	12	31	(34)	55

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q3 2017	Q2 2017	Q3 2016
Net earnings attributable to Shareholders for the period	33	256	20
Net earnings attributable to non-controlling interests	2	5	—
Provision for (recovery of) income taxes	19	(70)	9
Fair value revaluation gain of investments	(18)	(152)	—
Share of results of associates and joint ventures	(3)	(5)	(10)
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	(11)	7
Financing expense and interest expense on employee future benefits	26	25	24
Operating income	51	48	50
Specific items:
Gain on acquisitions, disposals and others	—	(8)	—
Inventory adjustment resulting from business combination	—	2	—
Impairment charges	2	11	2
Restructuring costs	2	2	3
Unrealized gain on derivative financial instruments	(2)	(4)	—
	2	3	5
Adjusted operating income	53	51	55
Depreciation and amortization	53	56	48
Adjusted operating income before depreciation and amortization	106	107	103

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS			NET EARNINGS PER COMMON SHARE[1]
(in millions of Canadian dollars, except amount per common share)	Q3 2017	Q2 2017	Q3 2016	Q3 2017	Q2 2017	Q3 2016
As per IFRS	33	256	20	$0.35	$2.70	$0.21
Specific items:
Gain on acquisitions, disposals and others	—	(8)	—	—	$(0.06)	—
Inventory adjustment resulting from business combination	—	2	—	—	$0.01	—
Impairment charges	2	11	2	$0.02	$0.07	$0.02
Restructuring costs	2	2	3	$0.01	$0.02	$0.02
Unrealized gain on derivative financial instruments	(2)	(4)	—	$(0.01)	$(0.04)	—
Foreign exchange loss (gain) on long-term debt and financial instruments	(8)	(11)	7	$(0.08)	$(0.09)	$0.07
Fair value revaluation gain of investments	(18)	(152)	—	$(0.17)	$(2.35)	—
Share of results of associates and joint ventures	—	(2)	—	—	$(0.01)	—
Tax effect on specific items, other tax adjustments and attributable to non-controlling interests[1]	10	(70)	(2)	$0.08	—	—
	(14)	(232)	10	$(0.15)	$(2.45)	$0.11
Adjusted	19	24	30	$0.20	$0.25	$0.32
1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item ‘‘Tax effect on specific items, other tax adjustments and attributable to non-controlling interests’’ only include the effect of tax adjustments.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	Q3 2017	Q2 2017	Q3 2016
Cash flow from operating activities	18	66	90
Changes in non-cash working capital components	43	23	(22)
Depreciation and amortization	(53)	(56)	(48)
Net income taxes paid (received)	—	1	(2)
Net financing expense paid	40	10	38
Gain on acquisitions, disposals and others	—	8	—
Impairment charges and restructuring costs	(2)	(11)	(5)
Unrealized gain on derivative financial instruments	2	4	—
Dividend received, employee future benefits and others	3	3	(1)
Operating income	51	48	50
Depreciation and amortization	53	56	48
Operating income before depreciation and amortization	104	104	98

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow which is also calculated on a per common share basis:

(in millions of Canadian dollars, except amount per common share or otherwise mentioned)	Q3 2017	Q2 2017	Q3 2016
Cash flow from operating activities	18	66	90
Changes in non-cash working capital components	43	23	(22)
Cash flow from operating activities (excluding changes in non-cash working capital components)	61	89	68
Specific items, net of current income taxes if applicable:
Restructuring costs	2	2	—
Adjusted cash flow from operating activities	63	91	68
Capital expenditures & other assets[1] and capital lease payments, net of disposals	(46)	(32)	(27)
Dividends	(3)	(4)	(4)
Adjusted free cash flow	14	55	37
Adjusted free cash flow per common share	$0.15	$0.58	$0.40
Weighted average basic number of common shares outstanding	94,718,891	94,702,041	94,415,335
1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	September 30, 2017	December 31, 2016	September 30, 2016
Long-term debt	1,575	1,530	1,594
Current portion of long-term debt	53	36	36
Bank loans and advances	33	28	32
Total debt	1,661	1,594	1,662
Less: Cash and cash equivalents	192	62	37
Net debt	1,469	1,532	1,625
Adjusted OIBD (last twelve months)	370	403	425
Net debt / Adjusted OIBD ratio	4.0	3.8	3.8
Net debt / Adjusted OIBD ratio on a pro forma basis[1]	3.6	N/A	N/A
1 Pro forma basis to add Greenpac adjusted OIBD from Q4 2016 to Q1 2017 for the LTM period ended September 30, 2017.

For further information:

Media:	Source:
Hugo D’Amours	Allan Hogg
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